August 2015
Pricing Sheet dated August 31, 2015 relating to
Preliminary Pricing Supplement No. 493 dated August 17, 2015
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in Commodities

Contingent Income Auto-Callable Securities due September 7, 2016

Based on the Performance of the S&P GSCI™ Crude Oil Index - Excess Return

Principal at Risk Securities

PRICING TERMS – AUGUST 31, 2015
Issuer:	Morgan Stanley
Underlying commodity index:	S&P GSCI™ Crude Oil Index - Excess Return
Aggregate principal amount:	$1,822,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	August 31, 2015
Original issue date:	September 3, 2015 (3 business days after the pricing date)
Maturity date:	September 7, 2016
Contingent quarterly coupon:	A contingent quarterly coupon at an annual rate of 18.00% (corresponding to approximately $45.00 per quarter per security) is paid quarterly but only if the determination index value or the final index value, as applicable, is greater than or equal to the downside threshold level on the related determination date
Determination dates:	December 1, 2015, March 1 2016, June 1, 2016 and September 1, 2016, subject to postponement for non-index business days and certain market disruption events. We refer to September 1, 2016 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:

At maturity, if the securities have not previously been redeemed, you will receive for each security that you hold an amount of cash equal to:

•      If the final index value is greater than or equal to the downside threshold level, the stated principal amount plus the contingent quarterly coupon with respect to the final determination date, or

•      If the final index value is less than the downside threshold level, (i) the stated principal amount times (ii) the index performance factor.

Under these circumstances, you will lose more than 25%, and possibly all, of your investment in the securities.

Index performance factor:	The final index value divided by the initial index value
Downside threshold level:	175.319175, which is equal to 75% of the initial index value
Early redemption:	If, on any determination date other than the final determination date, the determination index value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will equal (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination index value:	The index closing value on any determination date other than the final determination date
Initial index value:	233.7589, which is the index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Index closing value:	On any day, the official settlement price of the underlying commodity index, as published by the index publisher or its successor on such day.
CUSIP / ISIN:	61762GEQ3 / US61762GEQ38
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$960.80 per security. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$1,000	$12.50(1)
$5.00(2)	$982.50
Total	$1,822,000	$31,885	$1,790,115
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $12.50 for each security they sell. For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each security.

(3)	See “Description of Securities—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 493 dated August 17, 2015

Prospectus Supplement dated November 19, 2014	Prospectus dated November 19, 2014

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.